Exhibit 99.1

GEAC SHAREHOLDERS APPROVE THE ACQUISITION OF GEAC

BY GOLDEN GATE CAPITAL

MARKHAM, ONTARIO and WALTHAM, MA, January 19, 2006 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today announced that its shareholders approved the acquisition of the outstanding common shares of the Company by Golden Gate Capital at its Special Meeting of Shareholders held this morning. Shareholders representing more than fifty percent of all shares outstanding, and approximately ninety-eight percent of all votes cast, voted in favor of the arrangement transaction involving Geac and Golden Gate (the “Arrangement”).  The Company did not receive notice from any dissenting shareholders under Section 190 of the Canada Business Corporations Act. Under the terms of the Arrangement, Geac shareholders will receive US$11.10 in cash for each common share of Geac.

The Arrangement has been approved by the Ministry of Industry of Canada as required under the Investment Canada Act, and the Company expects to seek final court approval of the Arrangement on January 30th.  The transaction is expected to close on or before March 16, 2006.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

# # # #

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

*   *   *

For more information, please contact:

Alys Scott

Vice President

Corporate Communications

Geac

(781) 672-5980

alys.scott@geac.com